40-33

**VIA FEDERAL EXPRESS**

811-21861
Branch 18

American Century Investments

August 10, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

06045008

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2006
WASH. D.C. 209

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following documents:

Stipulation of Dismissal of the case styled as Robert L. Baker, et al., v. American Century Investment Management, Inc. signed by attorneys for plaintiffs and attorneys for defendants and filed in the United States District Court for the Western District of Missouri; and

Order of Dismissal signed by Ortrie D. Smith, United States District Court Judge and filed in the United States District Court for the Western District of Missouri.

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and Assistant General Counsel
American Century Services, LLC

PROCESSED
AUG 22 2006
THOMSON
FINANCIAL

**VIA FEDERAL EXPRESS**

American Century Investments

August 10, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 11 2006
WASH. D.C. 209 SECTION

Re: American Century Investment Management, Inc. ("ACIM")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following documents:

Stipulation of Dismissal of the case styled as Robert L. Baker, et al., v. American Century Investment Management, Inc. signed by attorneys for plaintiffs and attorneys for defendants and filed in the United States District Court for the Western District of Missouri; and

Order of Dismissal signed by Ortrie D. Smith, United States District Court Judge and filed in the United States District Court for the Western District of Missouri.

Please acknowledge receipt of this filing by file-stamping the enclosed extra copy of this letter and returning it to me in the envelope provided. Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and Assistant General Counsel
American Century Services, LLC

IN THE UNITED STATES DISTRICT COURT FOR THE
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

| | | |
|---|---|---|
| ROBERT L. BAKER, et al.,<br><br>Plaintiffs,<br><br>vs.<br><br>AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., et al.,<br><br>Defendants. | ) | Case No. 04-4039-CV-C-ODS |

ORDER OF DISMISSAL

Pursuant to the parties' Stipulation of Dismissal, the above-captioned case is dismissed with prejudice. Each party is to bear its own costs.

IT IS SO ORDERED.

DATE: July 31, 2006

/s/ Ortrie D. Smith
ORTRIE D. SMITH, JUDGE
UNITED STATES DISTRICT COURT

IN THE UNITED STATES DISTRICT COURT FOR THE
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

| | | |
|---|---|---|
| ROBERT L. BAKER, et al.,<br><br>Plaintiffs,<br><br>vs.<br><br>AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., et al.,<br><br>Defendants. | ) | Case No. 04-4039-CV-C-ODS |

**STIPULATION OF DISMISSAL**

Upon the agreement of Plaintiffs and Defendant by their respective counsel, who have subscribed to this Stipulation and appeared before the Court on July 31, 2006, and upon due consideration of the following:

1. This action was commenced by Plaintiffs on March 4, 2004, against Defendant American Century Investment Management, Inc. ("American Century"). The Second Amended Consolidated Complaint, filed on August 29, 2005, asserted claims derivatively on behalf of the American Century Ultra Fund, the American Century Growth Fund, and the American Century Select Fund (collectively, "the Funds") alleging that the fees charged by American Century to manage the Funds violated Section 36(b) of the Investment Company Act of 1940. Among Plaintiffs' allegations were that American Century failed to pass on to the Funds' shareholders the benefits it had realized as a result of economies of scale in managing the Funds, and that it charged substantially lower fees to institutional clients (e.g., separate accounts and subadvised accounts) for identical investment advisory services. This

action challenges the fees paid by the Funds for period March 4, 2003 through the date of trial.

2. During the two years prior to the filing of this suit, the Independent Directors negotiated for and American Century agreed to new and additional breakpoints to the fee schedules for one or more of the Funds. During the pendency of this case, the Independent Directors again twice negotiated for additional breakpoint reductions as well as a fee calculation process which gives the Funds credit toward breakpoint levels for assets managed by American Century in certain tracking portfolios. The Plaintiffs recognize and acknowledge that those ongoing actions of the Independent Directors demonstrate an arm's length and robust negotiation pattern between the Directors and American Century.

3. Plaintiffs have diligently pursued the prosecution of the action over the last two-and-a-half years. Plaintiffs have sought and obtained substantial discovery from the Defendant and certain non-parties. Their counsel have reviewed over a hundred thousand pages of documents produced; deposed more than twenty senior representatives of the Defendant; and all seven independent directors on the Funds' Board of Directors. Plaintiffs retained five expert witnesses.

4. A substantial portion of the documents and information furnished to the Plaintiffs by American Century is highly confidential and proprietary business information which discloses, among other things, the unique and internal costs, expenses and profits of American Century. All of this information is unique to American Century's mutual fund complex and to the Funds. The study, review and

analysis of this unique company and fund specific information form the basis for this settlement. Upon the Court approval of this Stipulation of Dismissal, all confidential documents (and copies thereof) produced by American Century will be destroyed or returned to American Century.

5. Discovery has been completed and trial of this action is imminent, currently scheduled to begin on August 7, 2006. Plaintiffs and Defendant have filed exhibit lists, designations and cross-designations of deposition testimony, and related objections. They have also filed a list of the witnesses and exhibits they intend to introduce in support of their case in chief, together with a summary of the proposed testimony of each witness. The final additional pre-trial submissions were to be filed on July 31, 2006.

6. Pursuant to the Court's pretrial procedures, Defendant has provided to Plaintiffs, and is prepared to introduce into evidence at trial, documents, exhibits and testimony which tends to establish that Defendant has rendered extensive services of the highest quality to the Funds and their shareholders; that each Fund's performance has been excellent; that the profitability to Defendant from managing the Funds is reasonable, not excessive, and well within the range of industry standards; that Defendant did not realize significant economics of scale in managing the Funds during the relevant period and, to that extent any economies of scale have been realized over time, they have been appropriately shared with the Funds' shareholders through breakpoints in the Funds' fee schedules, by charging low fees since the inception of the Funds, and through reinvestments in shareholder

services; that Defendant does not receive "fall-out" benefits from managing the Funds; that the fees charged to the Funds are less than those of most comparable mutual funds in the industry; that the mutual fund industry is highly competitive; and that the independent directors of the Funds are people of the highest caliber and integrity, that they have received extensive information relevant to their annual consideration of the Funds' management agreement and were fully informed about all relevant facts bearing upon the management agreement; that they have carefully and conscientiously performed their duties, and that they have engaged in vigorous arms-length negotiations in considering and renewing the Funds' management agreement each year. Lastly, American Century was prepared to offer evidence demonstrating that the set of services provided to the Funds are vastly different than the services provided to institutional accounts, and that along with other differences explains the lower fees charged to these institutional accounts.

7. While the Plaintiffs have developed evidence on these same issues, after a complete review, Plaintiffs have concluded that it is likely that the Defendants will prevail on most of these issues. In particular, the Plaintiffs recognize that American Century has an outstanding and well deserved reputation for client services, and that American Century has been an industry leader on the ethical issues which have faced the mutual fund industry over the past several years. Its internal practices, procedures and controls as to these issues are of the highest caliber. Therefore, Plaintiffs have concluded that, if the case were tried, the Court would likely determine that the compensation Defendant received for managing the Funds was

fair and reasonable in light of the surrounding circumstances and that the fees are not disproportionate to the services rendered. Therefore, Plaintiffs have concluded that the Defendant has not violated its fiduciary duties under Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b).

8. Defendants shall provide notice of the dismissal of this action to the shareholders of the Funds by including a description of this dismissal in a mailing which is scheduled to be mailed to existing shareholders on or before December 31, 2006.

NOW, THEREFORE, IT IS HEREBY STIPULATED that this Action is dismissed with prejudice and without costs to any party.

Dated: Kansas City, MO
July 31, 2006

WHITE, ALLINDER, GRAHAM & BUCKLEY, L.L.C.

By:____________________
Steven W. White
19049 E. Valley View Parkway
Independence, MO 64055

JOHNSON, POPE, BOKOR, RUPPEL & BURNS L.L.P.

By:____________________
Guy M. Burns
403 East Madison Street, Suite 400
Tampa, FL 33602

*Attorneys for Plaintiffs*

ROUSE HENDRICKS GERMAN MAY PC

By: ______________________________

Randall E. Hendricks MO #24832
Daniel E. Blegen MO #47276
One Petticoat Lane Building
1010 Walnut, Suite 400
Kansas City, Missouri 64106
Tel: (816) 471-7700

MILBANK, TWEED, HADLEY & McCLOY LLP

By: ______________________________

James N. Benedict
Sean M. Murphy
One Chase Manhattan Plaza
New York, New York 10005-1413
Tel: (212) 530-5000

*Attorneys for Defendant American Century Investment Management, Inc.*